UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Notable Labs, Ltd.

(Name of Issuer)

Ordinary Shares, nominal value of NIS 0.35 per share

(Title of Class of Securities)

M7517R107

(CUSIP Number)

James Kim

c/o Builders VC

601 California Street, Suite, 700

San Francisco, CA 94108

(415) 692-1720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. M7517R107

1	NAME OF REPORTING PERSON. Builders VC Fund I (Canada), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 305,306 Ordinary Shares Warrant to purchase up to 4,713 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 305,306 Ordinary Shares Warrant to purchase up to 4,713 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,306 Ordinary Shares Warrant to purchase up to 4,713 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 3.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on an aggregate of approximately 9,674,496 Ordinary Shares issued and outstanding as of June 10, 2024, according to the Amendment No. 1 on Form S-1 (File No. 333-280357) filed by the Issuer with the SEC on July 1, 2024.

CUSIP No. M7517R107

1	NAME OF REPORTING PERSON. Builders VC Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,846,324 Ordinary Shares Warrant to purchase up to 28,498 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,846,324 Ordinary Shares Warrant to purchase up to 28,498 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,324 Ordinary Shares Warrant to purchase up to 28,498 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on an aggregate of approximately 9,674,496 Ordinary Shares issued and outstanding as of June 10, 2024, according to the Amendment No. 1 on Form S-1 (File No. 333-280357) filed by the Issuer with the SEC on July 1, 2024.

CUSIP No. M7517R107

1	NAME OF REPORTING PERSON. Builders VC Entrepreneurs Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 132,980 Ordinary Shares Warrant to purchase up to 2,053 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 132,980 Ordinary Shares Warrant to purchase up to 2,053 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,980 Ordinary Shares Warrant to purchase up to 2,053 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 1.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on an aggregate of approximately 9,674,496 Ordinary Shares issued and outstanding as of June 10, 2024, according to the Amendment No. 1 on Form S-1 (File No. 333-280357) filed by the Issuer with the SEC on July 1, 2024.

CUSIP No. M7517R107

1	NAME OF REPORTING PERSON. James Jimin Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,284,610 Ordinary Shares Warrant to purchase up to 35,264 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,284,610 Ordinary Shares Warrant to purchase up to 35,264 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,284,610 Ordinary Shares Warrant to purchase up to 35,264 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 23.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on an aggregate of approximately 9,674,496 Ordinary Shares issued and outstanding as of June 10, 2024, according to the Amendment No. 1 on Form S-1 (File No. 333-280357) filed by the Issuer with the SEC on July 1, 2024.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the undersigned with the Securities and Exchange Commission on October 19, 2023 (the “Original Schedule 13D” and, as amended by this Amendment, this “Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D are materially unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 4 - Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired beneficial ownership of the Ordinary Shares described herein for investment purposes with the aim of increasing the value of their investments in the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions on such terms and at such times as each may decide. In addition, depending upon the factors referred to herein, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Persons may also engage, from time to time, in ordinary course transactions with financial institutions with respect to the securities described herein.

The Reporting Persons have engaged and intend to continue to engage in discussions with certain members of the Issuer’s board of directors and management team regarding the Issuer’s business, operations, financial condition, strategic plans, potential financing transactions, governance, performance, and potential avenues to enhance stockholder value, as well as other matters related to the Issuer, and have engaged and may continue to engage in an exchange of ideas and views with other stockholders, industry analysts and other interested parties with respect to the foregoing.

The Reporting Persons have determined to consider, evaluate and discuss with the Issuer and other stockholders, industry analysts and other interested parties one or more potential transactions or undertakings which may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, including, but not limited to, the acquisition by any person of additional securities of the Issuer pursuant to a financing transaction or otherwise. The Reporting Persons do not intend to amend this Schedule 13D in relation to such discussions and evaluation unless and until an agreement has been reached, except if facts and circumstances otherwise require the Reporting Persons to do so.

The Reporting Persons retain the right to change their investment intent at any time and there is no assurance the Reporting Persons will continue discussion or evaluation of any transactions or that any transaction will be pursued and, if pursued, will be consummated. Moreover, any actions described in this Item 4 that the Reporting Persons might undertake may be made at any time and from time to time and such determinations will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; and other future developments affecting the Issuer.

Other than as described in this Item 4 above, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2024

/s/ James Jimin Kim Name: James Jimin Kim

BUILDERS VC FUND I (CANADA), L.P.	By: Builders VC GP I, LLC, its general partner /s/ James Kim Name: James Kim Title: Managing Member

BUILDERS VC FUND I, L.P.	By: Builders VC GP I, LLC, its general partner /s/ James Kim Name: James Kim Title: Managing Member

BUILDERS VC ENTREPRENEURS FUND I, L.P.	By: Builders VC GP I, LLC, its general partner /s/ James Kim Name: James Kim Title: Managing Member